                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                             ----------------------

                                    FORM 11-K
                                  ANNUAL REPORT

                             ----------------------



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE
                                 OCTOBER 7,1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from ____________ to____________

                         Commission File Number: 1-14373

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(K) RETIREMENT SAVINGS PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

              INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES
                                  AND EXHIBITS

                                DECEMBER 31, 1998


REPORT OF INDEPENDENT AUDITORS


FINANCIAL STATEMENTS

   Statement of Net assets Available for Benefits
   Statement of Changes in Net Assets Available for Benefits
   Notes to Financial Statements


SUPPLEMENTAL SCHEDULES

   Line 27a - Schedule of Assets Held for Investment Purposes
   Line 27d - Schedule of Reportable Transactions


EXHIBITS

    23.1   Consent of Independent Auditors

    Note: Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by the Department of Labor and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

                         Report of Independent Auditors

Advisory Committee
Insignia Financial Group, Inc.
  401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Insignia Financial Group, Inc. 401(k) Retirement Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the period from September 15, 1998 (inception of the Plan) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and the changes in its net assets available for benefits for the period from September 15, 1998 (inception of the Plan) to December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the period from September 15, 1998 (inception of the Plan) to December 31, 1998 are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

Greenville, South Carolina

June 14, 1999

          Insignia Financial Group, Inc. 401(k) Retirement Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1998


                                          NON-
                                      PARTICIPANT
                                         DIRECT                                          PARTICIPANT
                                      -----------  --------------------------------------------------
                                       INSIGNIA     INSIGNIA    FIDELITY     FIDELITY
                                        WASTING       ESG        PURITAN     MAGELLAN      FIDELITY
                                         FUND         FUND        FUND        FUND         CONTRAFUND
                                      -----------  --------------------------------------------------
ASSETS
Investments, at fair value (Note 3):
  Mutual funds                         $944,409     $904,426   $5,758,256   $1,187,925    $8,130,259
  Participants loans                         --           --           --           --         --
                                      ---------------------------------------------------------------
Net assets available for benefits      $944,409     $904,426   $5,758,256   $1,187,925    $8,130,259
                                      ===============================================================



See accompanying notes.



  DIRECTED
--------------------------------------------------------------------------------------------------------
                                                   FIDELITY
  FIDELITY   FIDELITY    FIDELITY    FIDELITY      MANAGED
   EQUITY    GROWTH &    LOW PRICE  DIVERSIFIED     INCOME      FIDELITY
   INCOME     INCOME       STOCK    INTERNATIONA   PORTFOLIO    U.S. BOND
    FUND       FUND        FUND        FUND         FUND        INDEX FUND    LOAN FUND     TOTAL
---------------------------------------------------------------------------------------------------------
$7,671,761   $1,445,983  $470,222   $196,071       $2,939,104   $856,650      $      -    $30,505,066
         -            -         -          -                -          -       761,964        761,964
---------------------------------------------------------------------------------------------------------
$7,671,761   $1,445,983  $470,222   $196,071       $2,939,104   $856,650      $761,964    $31,267,030
=========================================================================================================



          Insignia Financial Group, Inc. 401(k) Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              With Fund Information

                     For the period from September 15, 1998
                  (inception of the Plan) to December 31, 1998



                                            NON-
                                         PARTICIPANT
                                          DIRECTED                                         PARTICIPANT
                                         ------------ ------------------------------------------------


                                          INSIGNIA     INSIGNIA    FIDELITY   FIDELITY
                                          WASTING         ESG      PURITAN    MAGELLAN    FIDELITY
                                            FUND         FUND        FUND       FUND     CONTRAFUND
                                         ------------ ------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
  Net appreciation (depreciation)
    in fair                               $  13,052     $125,705  $  563,692  $ 203,597  $1,158,896
    value of investments (Note 3)
  Interest                                        -            -           -          -           -
  Dividends                                       -        2,074      99,374     27,538     587,302
                                         ------------ ------------------------------------------------
                                             13,052      127,779     663,066    231,135   1,746,198
Contributions:
  Participants                                    -       93,509     156,731    122,140     246,095
  Rollovers                                       -        5,671      29,052     30,114      53,447
  Employer                                        -       30,720      45,996     26,526      75,639
                                         ------------ ------------------------------------------------
                                                  -      129,900     231,779    178,780     375,181
                                         ------------ ------------------------------------------------
Total additions                              13,052      257,679     894,845    409,915   2,121,379

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                24,678       21,135     399,124     74,682     312,517
Administrative fees                               2           14          14          1           9
                                         ------------ ------------------------------------------------
Total deductions                             24,680       21,149     399,138     74,683     312,526

Interfund transfers (net)                   (21,378)     (11,343)    (36,959)   122,077     (37,812)
Transfer in from prior Trustee              977,415      679,239   5,299,508    730,616   6,359,218
                                         ------------ ------------------------------------------------
Net increase                                944,409      904,426   5,758,256  1,187,925   8,130,259
Net assets available for benefits at
  inception of Plan                               -            -           -          -           -
                                         ============ ================================================
Net assets available for benefits at
  end of year                              $944,409     $904,426  $5,758,256 $1,187,925  $8,130,259
                                         ============ ================================================

See accompanying notes.


  DIRECTED
-------------------------------------------------------------------------------------------------------------------
                                                            FIDELITY
   FIDELITY       FIDELITY      FIDELITY      FIDELITY       MANAGED
    EQUITY        GROWTH &      LOW PRICE    DIVERSIFIED     INCOME       FIDELITY
    INCOME         INCOME        STOCK      INTERNATIONAL   PORTFOLIO     U.S. BOND      PARTICIPANT
     FUND           FUND          FUND          FUND          FUND        INDEX FUND         LOANS       TOTAL
-------------------------------------------------------------------------------------------------------------------
   $842,692       $177,733       $47,608       $12,850     $     --        $   --          $(7,440)   $3,138,385
       --             --            --            --             --            --           15,455        15,455
    271,553         19,722         4,112         7,473         36,978        12,263           --       1,068,389
-------------------------------------------------------------------------------------------------------------------
  1,114,245        197,455        51,720        20,323         36,978         4,823         15,455     4,222,229

    209,315        105,111        40,208        32,038        112,722        42,686           --       1,160,555
     36,775         23,897        33,904        10,821          4,339         1,085           --         229,105
     61,809         23,768         8,884         6,606         26,871        12,149           --         318,968
-------------------------------------------------------------------------------------------------------------------
    307,899        152,776        82,996        49,465        143,932        55,920           --       1,708,628
-------------------------------------------------------------------------------------------------------------------
  1,422,144        350,231       134,716        69,788        180,910        60,743         15,455     5,930,857


    375,467         59,145         4,836        14,862        160,673        37,836        140,719     1,625,674
         20              1            15          --                7             3           --              86
-------------------------------------------------------------------------------------------------------------------
    375,487         59,146         4,851        14,862        160,680        37,839        140,719     1,625,760

   (334,858)       224,295        37,831        (2,721)        71,073       (22,146)        11,941          --
  6,959,962        930,603       302,526       143,866      2,847,801       855,892        875,287    26,961,933
-------------------------------------------------------------------------------------------------------------------
  7,671,761      1,445,983       470,222       196,071      2,939,104       856,650        761,964    31,267,030

       --             --            --            --             --            --             --           --
-------------------------------------------------------------------------------------------------------------------
 $7,671,761     $1,445,983   $   470,222      $196,071     $2,939,104      $856,650       $761,964   $31,267,030
===================================================================================================================


                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                          Notes to Financial Statements

                     For the period from September 15, 1998
                  (inception of the Plan) to December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Insignia Financial Group, Inc. 401(k) Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Effective September 15, 1998, Insignia/ESG Holdings, Inc. established the Insignia/ESG Holdings, Inc. 401(k) Retirement Savings Plan for the benefit of its eligible employees. Effective November 2, 1998, Insignia/ESG Holdings, Inc. became Insignia Financial Group, Inc. ("the Company") and the Plan's name was changed to Insignia Financial Group, Inc. 401(k) Retirement Savings Plan. The Plan is a defined contribution plan covering all employees who have attained age
21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company, at the beginning of each Plan year, will determine the amount of any discretionary matching contributions to be made to the Plan during that year. The Company elected to make a contribution equal to 50% of a participant's contribution, up to a maximum of 6% of compensation that a participant contributes to the Plan for the period from September 15, 1998 (inception of the Plan) to December 31, 1998. Additional amounts may be contributed at the option of the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan's ordinary and necessary administrative expenses or Employer contributions. Total forfeitures for the period from September 15, 1998 (inception of the Plan) to December 31, 1998 were $41,010.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Participants may elect to invest in ten investment options and change their investment options daily.

VESTING

Contributions by employees plus actual earnings thereon are 100% vested and nonforfeitable. A participant who is an employee on or after the effective date of the Plan shall become vested in the Company's matching contributions in 25% increments with 100% vesting occurring after the completion of four years of service.

PARTICIPANT NOTES RECEIVABLE

Loans to participants are permitted under Plan provisions. Participants may borrow from their fund accounts a minimum of $700 up to a maximum equal to the lesser of $50,000 or 50% of his or her vested balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. The term of the loan shall not exceed five years, unless the loan is used to purchase the principal residence of the participant, in which case the loan term shall not exceed ten years. The loans are secured by the balance in the participant's account. The interest rate used will be prime plus one percent as reported in The Wall Street Journal for the day on which the loan application is approved. Principal and interest is paid through employee payroll deductions.

PAYMENT OF BENEFITS

Upon termination, death, disability, or retirement, a participant may receive a lump-sum amount or in monthly, quarterly, or annual installments over a fixed, reasonable period of time, not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and the named beneficiary. In either case, the participant may only receive the amount equal to the vested value of their account.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

The participant loans are valued at their outstanding balances which approximate fair value.

Included in the investments of the Plan are shares of a unitized stock fund consisting of cash and shares of Apartment Investment and Management Company ("AIMCO") common stock ("Insignia Wasting Fund"). The AIMCO common stock originated when the predecessor Plan Sponsor merged with AIMCO and the Plan's Sponsor's stock was converted to AIMCO shares. No contributions are allowed into the Insignia Wasting Fund and the fund will eventually be dissolved.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS

The investments of the Plan are held by Fidelity Management Trust Company. The fair value of individual assets that represent five percent or more of the Plan's net assets is as follows at December 31, 1998:

Fidelity Puritan Fund                                               $5,758,256
Fidelity Equity Income Fund                                          7,671,761
Fidelity Managed Income Portfolio Fund                               2,939,104
Fidelity Contrafund                                                  8,130,259


4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain fees incurred during the year for legal, accounting and other services were paid by the Company on behalf of the Plan.

6. YEAR 2000 ISSUE  (UNAUDITED)

The Plan Sponsor developed a plan to modify its internal information technology to be ready for the year 2000 and has converted critical data processing systems. The Plan Sponsor has substantially completed the inventory phase of its plan and is scheduled to complete the assessment and remediation phases by September 30, 1999. Quality assurance testing, the last phase of the plan, is scheduled to be completed by December 31, 1999. The Plan Sponsor believes that, with the modifications to the existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




6. YEAR 2000 ISSUE  (UNAUDITED) (CONTINUED)

The Plan Sponsor's project also included determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor has obtained written communications from its third party service providers concerning their year 2000 plan and expects the testing and implementation phases to be substantially complete by the end of the second quarter of 1999. The Plan's Trustee and Recordkeeper has completed renovation and testing of its mission critical systems by the end of the first quarter of 1999.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan
                                 EIN: 56-2084290
                                Plan Number: 001

                             Supplemental Schedules


           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                             DESCRIPTION OF
                                         INVESTMENT, INCLUDING
                                         MATURITY DATE, RATE OF
      IDENTITY OF ISSUE, BORROWER,          INTEREST, PAR OR                        CURRENT
        LESSOR OR SIMILAR PARTY              MATURITY VALUE           COST           VALUE
------------------------------------------------------------------------------------------------
Fidelity Management Trust Company:
  Mutual funds:
    * Fidelity Puritan Fund                   286,908 shares     $   5,233,372    $  5,758,256
    * Fidelity Magellan Fund                    9,832 shares           993,760       1,187,925
    * Fidelity Contrafund                     143,163 shares         7,019,481       8,130,259
    * Fidelity Equity Income Fund             138,105 shares         6,896,018       7,671,761
    * Fidelity Growth and Income Fund           1,544 shares         1,278,844       1,445,983
    * Fidelity Low Priced Stock Fund           20,578 shares           423,755         470,222
    * Fidelity Diversified
        International Fund                     11,064 shares           183,968         196,071
    * Fidelity Managed Income
        Portfolio Fund                      2,939,104 shares         2,939,104       2,939,104
    * Fidelity U.S. Bond Index Fund            77,735 shares           863,159         856,650
    * Insignia Wasting Fund                   223,265 shares           925,139         944,409
    * Insignia ESG Fund                       171,005 shares           775,912         904,426
                                                                --------------------------------
                                                                    27,532,512      30,505,066

  * Participants' loans                 Due dates from
                                          January 29, 1999 to
                                          December 26, 2003
                                          and interest rates
                                          of 8.65% to 10%                    -         761,964
                                                                --------------------------------
                                                                   $27,532,512     $31,267,030
                                                                ================================


----------
*    Indicates party-in-interest to the Plan.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan
                                 EIN: 56-2084290
                                Plan Number: 001

                 Line 27d - Schedule of Reportable Transactions

                     For the period from September 15, 1998
                  (inception of the Plan) to December 31, 1998


                                                                                                           (H) CURRENT
                                                                                                             VALUE OF
                                              (B) DESCRIPTION OF ASSET       (C)         (D)       (G)       ASSET ON        (I) NET
                                            INCLUDING INTEREST RATE AND     PURCHASE   SELLING    COST OF   TRANSACTION      GAIN
      (A) IDENTITY OF PARTY INVOLVED      MATURITY DATE IN CASE OF A LOAN    PRICE      PRICE      ASSET      DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transactions in
  excess of five percent of Plan assets:
----------------------------------------

  Fidelity Management Trust Company      Fidelity Puritan Fund             $2,764,888   $    -    $2,764,888   $2,764,888  $       -
  Fidelity Management Trust Company      Fidelity Puritan Fund              2,534,620        -     2,534,620    2,534,620          -
  Fidelity Management Trust Company      Fidelity Contrafund                3,210,539        -     3,210,539    3,210,539          -
  Fidelity Management Trust Company      Fidelity Contrafund                3,128,543        -     3,128,543    3,128,543          -
  Fidelity Management Trust Company      Fidelity Equity Income Fund        3,658,550        -     3,658,550    3,658,550          -
  Fidelity Management Trust Company      Fidelity Equity Income Fund        3,282,972        -     3,272,972    3,272,972          -

Category (iii) - Series of transactions in
  excess of five percent of Plan  assets:
-----------------------------------------

    Fidelity Management Trust Company    Fidelity Puritan Fund:
                                           Purchases                        5,677,882        -     5,677,882    5,677,882          -
                                           Sales                                    -  483,319       444,510      483,319     38,809

    Fidelity Management Trust Company    Fidelity Contrafund:
                                           Purchases                        7,364,692        -     7,364,692    7,364,692          -
                                           Sales                                    -  393,329       345,210      393,329     48,119

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan
                                 EIN: 56-2084290
                                Plan Number: 001

           Line 27d - Schedule of Reportable Transactions (continued)





                                                                                                       (H) CURRENT
                                                                                                         VALUE OF
                                     (B) DESCRIPTION OF ASSET            (C)         (D)       (G)      ASSET ON     (I) NET
                                    INCLUDING INTEREST RATE AND        PURCHASE   SELLING    COST OF   TRANSACTION     GAIN
(A) IDENTITY OF PARTY INVOLVED     MATURITY DATE IN CASE OF A LOAN      PRICE      PRICE       ASSET       DATE       (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company   Fidelity Equity Income Fund:
                                        Purchases                      $7,588,849  $     -  $ 7,588,849  $7,588,849  $      -
                                        Sales                                   -  759,779      692,831     759,779    66,948

Fidelity Management Trust Company   Fidelity Managed Income Portfolio
                                      Fund:
                                        Purchases                       3,243,204        -    3,243,204   3,243,204         -
                                        Sales                                   -  304,100      304,100     304,100         -


Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (ii) or (iv) reportable transactions during the period from September 15, 1998 (inception of the Plan) to December 31, 1998.

                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             INSIGNIA FINANCIAL GROUP, INC.
                                             401 (k) Retirement Savings Plan
                                             (Name of Plan)


Date: June 28, 1999
                                             -----------------------------------
                                             Name: Adam B. Gilbert
                                             Title: Member of Benefits Committee
                                                    and Executive Vice President